UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-11854

CUSIP NUMBER 63905a200

(Check One):	☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended:	December 31, 2025
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________

PART I – REGISTRANT INFORMATION

NATUZZI S.p.A.

Full Name of Registrant

Former Name if Applicable

Via Iazzitiello 47

Address of Principal Executive Office (Street and Number)

Santeramo in Colle – Bari, Italy – 70029

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Natuzzi S.p.A. (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for the reasons described below. In recent months, the Company has engaged in active negotiations with relevant Italian authorities, including trade unions and the competent Italian Ministry, to address labor-related challenges (including by obtaining government support measures for a workforce restructuring process) and support the Company’s long-term sustainability and, consequently, its ability to continue as a going concern.

The Company’s primary objective is to reach an agreement with the Italian authorities in the coming weeks, as such an agreement could facilitate a more orderly workforce restructuring and mitigate the associated social impact, and could also form the basis for the Company’s evaluation of out-of-court restructuring tools available under Italian law to address the challenging operating environment.

However, as of the date of this filing, the outcome of these negotiations remains uncertain, as are the potential economic and financial impacts thereof. The outcome of these negotiations and the Company’s resulting evaluation of out-of-court restructuring tools are material to complete the preparation of the Company’s financial statements, including disclosure on the going concern assumption and subsequent events. Further, the Company requires additional time to eventually conclude the agreement described above and subsequently incorporate its impact into the Company’s business plan (which is subject to formal approval by the Board of Directors), which will also serve as the basis for the planned strengthening of the Company’s capital structure. Despite the financial statements process being at an advanced stage, due to the foregoing, the Company is unable to finalize the financial statements for inclusion in the Annual Report.

The Company expects to file the Annual Report no later than the fifteenth calendar day following the prescribed due date. Management is preparing the 2025 consolidated financial statements on a going concern basis. Based on currently available information, management expects that the Annual Report will show that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the publication date of the Annual Report. Notwithstanding the foregoing, management is evaluating alternative measures to raise capital and enhance liquidity that it believes are adequate to address the current challenges. However, these circumstances give rise to a reasonable uncertainty as to whether the necessary funding will be available or whether it will be available on terms acceptable to the Company.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Pasquale Natuzzi	080	8820111
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on currently available information, the Company expects to report revenues of approximately €308.2 million for the year ended December 31, 2025, compared to revenues of approximately €318.8 million for the year ended December 31, 2024, and to report, in the fourth quarter of 2025, a significant additional net loss, in excess of the previously disclosed net loss for the first nine months of 2025, primarily as a result of the decline in revenue and the impairment of certain non-financial assets.

The business environment remains highly challenging, marked by persistent geopolitical uncertainty and macroeconomic headwinds that continue to discourage consumer demand and, consequently, sales. The expected decline in revenues versus the prior year is primarily driven by lower customer traffic and reduced order volumes. These conditions have hindered the efficient absorption of workforce costs, selling expenses and administrative expenses, contributing to the increase in net loss for 2025 over the same period in 2024.

The foregoing results for the year ended December 31, 2025 are preliminary and unaudited and do not present all information necessary for an understanding of the Company’s results of operations for the period. The Company’s actual results as reported in the Annual Report may differ from the figures set forth above due to the completion of the Company’s year-end accounting procedures and audit of the Company’s financial statements, which are ongoing, and such differences could be material. Accordingly, undue reliance should not be placed on these preliminary estimates.

Cautionary Note Regarding Forward-Looking Statements — This notification on Form 12b-25 contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations relating to the filing of the Annual Report, the outcome of labor negotiations and workforce restructuring, the outcome and timing of corporate crisis management procedures under Italian law, the Company’s business plan and capital structure initiatives, and the Company’s ability to continue as a going concern. These forward-looking statements are based on current expectations, estimates and projections, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

NATUZZI S.p.A.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2026	By: _____________
Mr. Pasquale Natuzzi
Executive Chairman, Chief Executive Officer